SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 3, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ANNOUNCES US$10 MILLION SHARE REPURCHASE PROGRAM; COMPLETES

MODERN MIND TRANSACTION

Hsinchu, Taiwan, October 3, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that ThaiLin Semiconductor Corp. (“ThaiLin”), a 42.9%-owned subsidiary of ChipMOS’s 84.2% owned subsidiary, ChipMOS TECHNOLOGIES INC. has completed the purchase of demand notes issued by Modern Mind Technology Limited (“Modern Mind”) from ChipMOS. ThaiLin has converted the demand notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper Limited, making Modern Mind’s wholly-owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD., a wholly-owned indirect subsidiary of ThaiLin. ChipMOS received payment of US$39.95 million from ThaiLin on October 3, 2011.

ChipMOS also announced that its Board of Directors has approved the Company’s repurchase of up to US$10 million of its common shares, utilizing a portion of the proceeds from the Modern Mind transaction. The Company intends to effect the repurchases commencing in the fourth quarter of 2011 in accordance with the requirements of Rule 10b-5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The acquired shares will be retired and cancelled upon repurchases. As of September 30, 2011, the Company had approximately 27 million common shares outstanding.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, commented, “We have made considerable progress over the past several quarters towards our stated goals of revenue growth, improved margins, customer and end market diversification, and further strengthening of our balance sheet. The share repurchase program announced today reflects the belief of both our Board of Directors and management in our substantially improved business fundamentals, strong competitive position and positive long-term outlook. We further believe this share repurchase underscores our continued commitment to our shareholders.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.